Samfine Creation Holdings Group Limited

August 17, 2022

Via EDGAR

Ms. Beverly Singleton

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Amendment No.1 to Draft Registration statement on Form F-1
Submitted July 14, 2022
CIK No. 0001926792

Ladies and Gentlemen:

This letter is in response to the letter dated July 27, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (“Draft Registration Statement No. 2”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement

General

1. We note your response to comment 12. Please further address the following:

●	Revise the first page of your prospectus cover and your prospectus summary to prominently disclose that you are subject to specific risks as a WFOE conducting printing operations in potential contravention of PRC regulation, which are in addition to the general risks applicable to any China-based issuer. Include a cross reference to the risk factor on page 36 captioned, “Our operating subsidiaries may be denied permits to print publications in light of its wholly foreign-owned status.”

In response to the Staff’s comments, we revised our disclosure on the prospectus cover and prospectus summary on pages 2 and 7 of Draft Registration Statement No.2.

●	Revise your risk factor to clearly identify all the risks you face as a WFOE conducting printing operations in potential contravention of PRC regulation and to clearly state, if true, that your business, financial condition, and result of operations may be materially adversely affected if WFOE regulations are enforced against your PRC operating subsidiary.

In response to the Staff’s comments, we revised the risk factor to identify all the risks that we face as a WFOE conducting printing operations in potential contravention of the PRC regulation on page 36 of Draft Registration Statement No.2.

●	We note the statement on page 36, “It is a common practice to use wholly foreign-owned enterprises (‘WFOEs’) to obtain a printing permit and engage in the printing of publications.” Revise to describe the basis of support for this statement or to recharacterize as management’s belief.

In response to the Staff’s comments, we revised our disclosure on page 36 of Draft Registration Statement No.2.

●	Revise the caption on page 90, “Licenses, Permissions, Approvals and Certifications,” and the disclosure within this subsection and elsewhere to refer to all regulatory approvals, and not limited to specified types of approvals. Additionally revise the first sentence of this subsection to remove the materiality limitation and clearly state that you and your subsidiaries have obtained all requisite regulatory approvals to operate your business. Include a cross-reference to the two related risk factors on pages 36 and 37.

In response to the Staff’s comments, we revised our disclosure on page 90 of Draft Registration Statement No.2.

Prospectus Summary

Permission Required from the PRC Authorities, page 7

2. We note your revised disclosure regarding the licenses, permissions, or approvals required for conducting your operations in China, which are specified to be “namely business licenses and printing operation license from the PRC authorities.” Please revise the quoted text to additionally refer to printing permits, as these appear necessary for conducting your operations. More generally, ensure you disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, as requested by prior comment four.

In response to the Staff’s comments, we revised our disclosure on page 91 of Draft Registration Statement No.2.

Permission Required from Hong Kong Authorities, page 7

3. We note your revisions in response to comment four. Please further revise this subsection to conform to your disclosure regarding PRC regulators, specifically by addressing each of the elements identified in the fourth bullet point of our comment with respect to Hong Kong regulators. Please also clearly state whether the potential consequences could include a material adverse effect on your operations in Hong Kong.

In response to the Staff’s comments, we revised our disclosure on page 7 of Draft Registration Statement No.2.

Related Party Transactions

Due from Related Parties, page 117

4. Please revise your disclosure on pages 10-13 to address the following:

We note your response to comment 14. Please revise the table of amounts due from related parties and narrative thereafter to comply with Item 7.B.2 of Form 20-F, which requires disclosure of the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date. Additionally revise your disclosure regarding repayment to identify the repayment date and amount repaid by each related party. Conform as appropriate related disclosure on page 75, which we note refers to repayment “upon listing” and does not discuss the further advance and repayment during 2021 described on page 117. Please also resolve the apparent inconsistency between disclosure on page 86, which appears to identify Mr. Zheng Hongrong as a related party, and your list of related parties on page 117.

In response to the Staff’s comments regarding the table of amounts due from related parties and narrative thereafter, we revised our disclosure on page 118 of Draft Registration Statement No.2.

In response to the Staff’s comments regarding repayment to identify the repayment date and amount repaid by each related party, we revised our disclosure on page 118 of Draft Registration Statement No.2.

In response to the Staff’s comments regarding the disclosure on page 75, we revised our disclosure on pages 75 and 118 of Draft Registration Statement No.2.

In response to the Staff’s comments regarding the disclosure on page 86, we revised our disclosure on page 86 of Draft Registration Statement No.2 and confirmed that Mr. Zheng Hongrong is not a related party of the Company.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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